Joel Seidner, Esq.
                                 Attorney At Law
                          1240 Blalock Road, Suite 250
                              Houston, Texas 77055
                        voice:  (713) 461- 2627 ext. 210
                              fax:  (713) 461-2633
                           e-mail:  sidebar5@juno.com

February  6,  2006

to: Tangela Richter,--Branch Chief, and Melissa Campbell Duru--Staff Attorney Division of Corporate Finance, Securities and Exchange Commission Washington, D.C.

ref: Hyperdynamics  Corporation  (the  "Registrant")
     Form  S-1  Amendment  Number  1
     File  No.  333-130979

Ladies  and  Gentlemen:

     Herewith, the Form S-1 Amendment Number 1, and the memorandum of responses.

                                   Very  truly  yours,

                                   /s/  Joel  Seidner,  Esq.

                             MEMORANDUM OF RESPONSES
                             -----------------------

1. Staff oral comment Number 1 concerning conformed signatures on the financing transaction documents.

Response:     The  signatures  on  the financing transaction documents have been conformed.

2. Staff oral comment Number 2 concerning updating the prospectus summary to reflect the maximum number of shares that could be issued pursuant to the equity line of credit based on the stock price as of a current date.

     Response:     The  prospectus  summary  has  been  revised  to  reflect the maximum number of shares that could be issued pursuant to the equity line of credit based on the stock price as of February 2, 2006.